March 5, 2021

Joseph V. Amato
Chief Executive Officer and President
Neuberger Berman 5G Connectivity Fund Inc.
c/o Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104-0002

                      Re:    Neuberger Berman 5G Connectivity Fund Inc. (the
Fund   )
                             File Nos. 811-23635; 333-252699

Dear Mr. Amato:

        We have reviewed the registration statement on Form N-2 filed February 3, 2021, with
the Commission on behalf of the Fund (the    Registration Statement   ) with
respect to an offering
of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement.
All capitalized terms not otherwise defined herein have the meaning given to them in the
Registration Statement.

                                            General

   1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.


                                 Registration Statement Cover

   2. Please check the appropriate boxes to indicate the nature of the Fund.


                                       Prospectus Cover

  3. Your Prospectus Cover is several pages long and repeats, sometimes verbatim, information that is contained in the Summary. Please truncate your cover disclosure to focus on, and introduce investors to, the most important aspects of the Fund and the
     Offering. The Summary and subsequent disclosures may then provide investors with
 Joseph V. Amato
Page 2


     additional information in a layered way, using cross-references where appropriate. Please revise as appropriate.

   4. On page ii of the Cover, in Investment Objectives, the disclosure states The Fund s
      investment objectives are to provide total return and income.   As the
Fund will invest
      80% of its total assets in equity securities, and the term   total return
  encompasses the
      Fund s receipt of income from dividends or other sources, please explain to us
      supplementally the purpose of including   and income   in the Fund  s
objective.
      Alternatively, please delete   and income   from the Fund  s objective.

   5. In the following paragraph on page ii, Investment Strategy, the disclosure states

              Under normal market conditions, the Fund will invest at least 80% of its total assets in equity securities that offer exposure to the use, development and enhancement of the mobile internet through the fifth generation mobile network
              (  5G  ) and future generations of network connectivity and technology
              (collectively,   5G Companies  ). For purposes of this policy,
the Fund considers
              5G Companies to include companies that are, in the Adviser s view, expected to generate a significant amount of their growth potential and/or revenues from the development, advancement, use or sale of products, processes or services related to 5G or future generations of network connectivity and technology [emphasis added].

      Regarding this disclosure, please address the following comments:

          a. Please clarify in the disclosure the meaning of the phrase   offer
exposure to  . In
             doing so, the disclosure should indicate that these securities are of companies with principal business activities economically tied to 5G.

          b. As the Fund  s name refers specifically to   5G Connectivity  ,
please delete the
             reference to   future generations of network connectivity and
technology   from the
             80% test. Alternatively, please include disclosure indicating that companies
             relying on the future generations of network connectivity have similar economic
             characteristics to those whose growth and revenue are connected to
5G.

          c. Regarding the disclosure   the Fund considers 5G Companies to
include
             companies  , please replace the phrase   to include   with   to be
 .

          d. In the disclosure, please define   significant   objectively. For
example, would
             significant be equivalent to at least 50% of a company s revenue or profit? Or equivalent to a company devoting 50% of its assets to 5G? Please revise the disclosure to clarify what standard will be applied to determine the amount of growth and/or revenues would be needed to meet this requirement. Joseph V. Amato
Page 3


          e. Please clarify in the disclosure the phrase    related to 5G    to
indicate how a
             company   s growth and/or primary source of revenue is directly
connected to 5G.

   6. The first full paragraph on page iii, Investment Strategy (continued), contains the following disclosure:

              The Adviser systematically and explicitly includes material Environmental, Social
              and Governance (   ESG   ) risks and opportunities in investment
analysis and
              investment decisions for all securities to help identify high quality securities. The
              Adviser conducts ongoing proprietary ESG research, including proactive engagement on ESG issues. The Adviser assesses all securities in relation to their exposure to and the management of material ESG risks.

      This exact disclosure is repeated two other times in the Prospectus with no context or explanation of relevance to the Fund and its investment strategy. It is unclear what ESG
         risks and opportunities    the Adviser is including in its analysis
when determining what
      securities to buy to achieve the Fund   s objective. In addition, as
written, this disclosure is
      too generic to inform investors about how the Adviser, in making its assessments with respect to material ESG risks, actually measures and analyzes companies. Please respond in accordance with the following:

          a. If ESG considerations are a part of the Fund   s principal
strategy, please revise this
             disclosure to clarify how these considerations are applied specifically to the Fund and the data and metrics the Adviser uses to evaluate a company
s ESG
             desirability. In addition, please explain what ESG    risks and
opportunities    are
             and how they are considered in the context of the Fund   s focus
on 5G technology.

          b. If ESG evaluation of potential investments is not a principal strategy of the Fund, please delete this disclosure as its inclusion in the Prospectus is potentially misleading. See Gen. Instr. Part A: The Prospectus of Form N-2 (the prospectus should include only information needed to understand the fundamental characteristics of the Fund).

   7. On page iii, in the penultimate paragraph of Investment Strategy (continued), the
      disclosure states    the Fund may invest in securities of U.S. and
foreign (non-U.S.)
      companies.    Please disclose here and in the Prospectus Summary that the
Fund   s non-
      U.S. investments include those in emerging markets.

   8. Also in this paragraph, the disclosure indicates that the Fund may invest in convertible securities. Please confirm supplementally whether the Company intends to invest in
      contingent convertible securities (   CoCos   ) and, if so, the
anticipated amount of the
      investment. If the Company expects to invest in CoCos, the Company should consider what, if any, disclosure is appropriate. If CoCos will be a principal investment strategy of the Company, please describe them and add appropriate risk disclosure. Joseph V. Amato
Page 4


   9. In the last paragraph on page iii, in Use of Leverage, the disclosure indicates that the
      Fund currently does not intend to issue debt securities or preferred shares, but that it may do so. Please confirm supplementally that the Fund will not issue these types of securities for one year following the effectiveness of the Registration Statement.


                                           Prospectus

Prospectus Summary

   10. On page 2, in Eligible Tender Offer, the disclosure states   In
anticipation of an Eligible
       Tender Offer or the Termination Date (such period of time, the wind-down period  ), the
       Fund may begin liquidating all or a portion of the Fund  s portfolio   .
  Is there an
       anticipated period of time before the Eligible Tender Offer or Termination Date that the wind-down period is expected to begin? If so, disclose.

   11. In the first full paragraph on page 5, in Investment Strategies, the
disclosure states   The
       Fund may invest up to 20% of its total assets in equity securities issued by companies that are not 5G companies, as well as in debt securities from any type of issuer and credit rating. If the Fund s investment in debt securities will include those rated below investment grade, please disclose so and indicate that these securities are known as junk  .

   12. Also in Investment Strategies, in the following paragraph on page 5, in the fourth line, the
       disclosure references   risk-adjusted returns  . Please explain in the
disclosure the
       meaning of the term risk-adjusted.

   13. In this same paragraph on page 5, the disclosure states that the Fund may distribute return of capital to stockholders in order to maintain a level distribution. The disclosure states
         A return of capital distribution may involve a return of a Common Stockholder s
       original investment.   Please also disclose, in a simple and
understandable manner, what
       a return of capital s impact is on shareholders. In doing so, please disclose that while distributions that represent a return of capital will generally not be taxable to shareholders, but rather these distributions may reduce a shareholder s cost basis, which could result in shareholders having to pay higher taxes in the future when shares are sold, even when shares are sold at a loss from the original investment.

   14. In the third paragraph on page 5, the disclosure in the first line
states   The Fund may
       initially write put and call options, the notional amount of which the Fund currently intends would be approximately 10% to 40% of the Fund s total assets .. Please explain in the disclosure the concept of "notional" amount in plain English.

   15. On page 6, in the carry-over paragraph, in Leverage, the disclosure references short sales.
       Please explain briefly in the disclosure here what short sales are. Please also confirm
 Joseph V. Amato
Page 5


      supplementally that the costs associated with short sales will be
included in    Other
      Expenses    in the fee table on page 34.

   16. On pages 7 and 8, in Distributions on Common Stock, please revise the disclosure to clarify the distinction between the Level Rate Distribution Policy and Managed
       Distribution Policy.

   17. On page 16, in Special Risk Considerations, Private Companies and
Pre-IPO
       Investments, the disclosure indicates that the Fund   s investments in
private companies
       include pre-IPO shares --    companies that have not yet issued
securities publicly in an
       initial public offering   .    Please disclose these investments in
Investment Strategies.
       Please also disclose the development stage of the Fund   s pre-IPO
investments. For
       example, on page 64, the disclosure in the paragraph entitled Investments in Unseasoned
       Companies Risk states

          Some of the companies in which the Fund may invest will be start-up companies which may have insubstantial operational or earnings history or may have limited products, markets, financial resources or management depth. Some may also be emerging companies at the research and development stage with no products or technologies to market or approved for marketing.

      If the Fund will invest in these early stage companies as a principal investment, please disclose these investments in Investment Strategies and include appropriate risk disclosure in Special Risk Considerations. If not, please move the risk disclosure for
      Unseasoned Companies to the SAI.

   18. On pages 26-27 in Special Risk Considerations, the disclosure in Foreign and Emerging
       Market Risk references specifically the Greater China region. The following paragraph is entitled Risks of Investments in China A-shares through Stock Connect Programs. Please
       disclose in Investment Strategies the Fund   s investment in China as a
principal strategy
       and China A-shares as a principal investment.

   19. On page 29, in Special Risk Considerations, Portfolio Turnover, the disclosure states that
       the    Fund may engage in active and frequent trading.    If
appropriate, please disclose
       active trading as a principal strategy of the Fund in Investment Strategies.

   20. On page 31 and carrying over to page 32, in Special Risk Considerations the disclosure includes a paragraph entitled Climate Change. The paragraph describes the general business and property risks associated with global climate change, but also states the
       specific risk of loss from climate change affecting    the value of
mortgage-backed
       securities, the bonds of municipalities that depend on tax or other revenues and tourist dollars generated by affected properties, and insurers of the property and/or of corporate,
       municipal or mortgage-backed securities.    None of these investments
are principal
       strategies of the Fund. Please move this disclosure to the SAI or delete.
 Joseph V. Amato
Page 6


   21. On page 33, in Secondary Market for the Common Stock, the disclosure
states    Common
       Stock will not be issued pursuant to the distribution reinvestment plan at any time when
       Common Stock is trading at a lower price than the Fund   s NAV per share
of Common
       Stock.    If Common Stock is not issued when the Fund is trading at a discount, how is the
       distribution reinvestment plan administered during this circumstance? Please disclose.

   22. Regarding the disclosure in the Prospectus Summary, we have the following comment.
       We generally encourage providing a prospectus summary where the length and complexity of the prospectus makes a summary useful, and believe a summary should only provide a brief overview of your business, the key aspects of the offering, and related risks. Here the summary is approximately 33 pages and includes 25 pages of detailed risk disclosure that are repeated later in the document. As written we believe the summary risk disclosure is too lengthy and detailed for its purpose. Please revise as appropriate.

Risks

   23. On page 60, in 5G Companies and Emerging Technologies Investment Risk,
the
       disclosure states    there are few public companies for which 5G
technologies represent an
       attributable and significant revenue or profit stream, and such technologies may not ultimately have a material effect on the economic returns of companies in which the Fund
       invests.    Please provide enhanced strategy and risk disclosure
explaining the types of
       information and analyses the Adviser will use to determine a company has material exposure to 5G technologies while also addressing any limits to available information and analyses in greater detail.

Management of the Fund

   24. On page 89, Management Agreement, the disclosure states    A discussion
regarding the
       basis for the approval of the management agreement by the Boards will be available in
       the Fund   s initial annual report to stockholders.    In place of
initial   , please provide the
       period covered by the report. See Item 9, Instruction 4, of Form N-2.

Anti-Takeover and Provisions in the Articles of Incorporation

   25. The disclosure in this section uses lengthy paragraphs, embedded lists, and references to rules and statutory provisions that are not explained. As a result, the disclosure is difficult for investors to understand. Please revise to present this information in clear, concise and understandable language.

   26. On page 99, in the carry-over paragraph, the disclosure indicates that certain of the transactions described above may be prohibited by the 1940 Act.
Please explain the
       reference and why you believe it is appropriate to include such
transactions in the Fund   s
       Articles.
 Joseph V. Amato
Page 7


   27. On page 99, we note your disclosure that the Articles require that, prior to bringing a
       derivative action,   a demand must first be made on the Board by
stockholder(s)
       representing at least 5% of the shares  .   Please exclude an explicit
carve-out from the
       5% restrictions for claims under the federal securities laws. In addition, please explain why the fee shifting provision and waiver of a jury trial would be appropriate for claims arising under the federal securities laws. See generally Section 14 of the Securities Act of
       1933.

   28. At the top of page 100, the disclosure states   The Articles provide for
the exclusive
       forum in which certain types of litigation may be brought  .   Please
name the forum(s)
       provided for in the exclusive forum provision.


                             Statement of Additional Information

   29. On page 115, with respect to the Fund s fundamental investment policies and limitations,
       #3 Industry Concentration, we have the following comments:

      a. The disclosure states   that the Fund will invest greater than 25% of
its total assets in
         companies operating in one or more industries within the information technology and
         communication services groups of industries [emphasis added].   Please
replace
           operating in   with   conducting their principal business in  .
Please make
         corresponding changes throughout the registration statement.

      b. The disclosure indicates that the limitation on industry concentration does not apply to securities of other investment companies. Please note that the Fund and the
         Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund s compliance with its concentration policies.

      c. Please also note that the concentration limitation applies to certain tax exempt securities. The Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund s compliance with its concentration policies.

      d. The penultimate sentence of the disclosure on concentration states The Fund s industry concentration policy does not preclude it from focusing investments in issuers in a group of related industrial sectors [emphasis added]. Please explain to us supplementally what this sentence means and its purpose in including it in the fundamental restriction. Also, the phrase "industrial sectors" is confusing as the
 Joseph V. Amato
Page 8


           concentration limitation applies to industries but not sectors. Please omit the word
           "industrial" and clarify that this sentence refers to different economic sectors.


                      *      *       *      *       *         *    *       *

       Please respond to our comments above in an amendment to the Registration Statement.
Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.

       We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

        We will consider a written request for acceleration of the effective date of the
Registration Statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the Registration Statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

      Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

                                                 Sincerely,

                                                 /s/ Karen Rossotto

                                                 Karen Rossotto
                                                 Senior Counsel

cc:    Jay Williamson, Branch Chief
       Jeff Long, Staff Accountant
       Arthur Delibert, K&L Gates LLP